UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(A) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(A).

                               (AMENDMENT NO. 4)*

                       FIRST VIRTUAL HOLDINGS INCORPORATED
--------------------------------------------------------------------------------

                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   337486 10 4
                    -----------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------
        RONALD FISHER                            STEPHEN A. GRANT, ESQ.
   SOFTBANK HOLDINGS INC.                         SULLIVAN & CROMWELL
 10 LANGLEY ROAD, SUITE 403                         125 BROAD STREET
   NEWTON CENTER, MA 02159                         NEW YORK, NY 10004
       (617) 928-9300                                (212) 558-4000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JUNE 23, 1998
                    -----------------------------------------
             (Date of Event which Requires Filing of this Statement)

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).                                                          SEC 1746(12-91)

                                  SCHEDULE 13D

------------------------                               ------------------------
CUSIP NO.  337486 10 4                                 PAGE 2 OF 10 PAGES
------------------------                               ------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK HOLDINGS INC.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          19,510,524 (1)
     OWNED BY       ------------------------------------------------------------
      EACH          8    SHARED VOTING POWER
   REPORTING
    PERSON               0
     WITH           ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                         19,510,524 (1)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        19,510,524 (1)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        63.1% (1)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
       (1)   See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                  SCHEDULE 13D

                                  SCHEDULE 13D


------------------------                               ------------------------
CUSIP NO.  337486 10 4                                 PAGE 3 OF 10 PAGES
------------------------                               ------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK TECHNOLOGY VENTURES IV L.P.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          9,755,262 (1)
     OWNED BY       ------------------------------------------------------------
      EACH          8    SHARED VOTING POWER
   REPORTING
    PERSON               0
     WITH           ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                         9,755,262 (1)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,755,262 (1)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        31.5%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
       (1)  See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------                               ------------------------
CUSIP NO.  337486 10 4                                 PAGE 4 OF 10 PAGES
------------------------                               ------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK CORPORATION
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        JAPAN
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          19,510,524 (1)
     OWNED BY       ------------------------------------------------------------
      EACH          8    SHARED VOTING POWER
   REPORTING
    PERSON               0
     WITH           ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                         19,510,524 (1)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        19,510,524 (1)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        63.1% (1)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        HC, CO
--------------------------------------------------------------------------------
       (1)  See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------                               ------------------------
CUSIP NO.  337486 10 4                                 PAGE 5 OF 10 PAGES
------------------------                               ------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        MASAYOSHI SON
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        JAPAN
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          19,510,524 (1)
     OWNED BY       ------------------------------------------------------------
      EACH          8    SHARED VOTING POWER
   REPORTING
    PERSON               0
     WITH           ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                         19,510,524 (1)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        19,510,524 (1)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        63.1% (1)(2)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
       (1)  See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------                               ------------------------
CUSIP NO.  337486 10 4                                 PAGE 6 OF 10 PAGES
------------------------                               ------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        STV IV LLC
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          9,755,262 (1)
     OWNED BY       ------------------------------------------------------------
      EACH          8    SHARED VOTING POWER
   REPORTING
    PERSON               0
     WITH           ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                         9,755,262 (1)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,755,262 (1)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        31.5% (1)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------
       (1)  See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------                               ------------------------
CUSIP NO.  337486 10 4                                 PAGE 7 OF 10 PAGES
------------------------                               ------------------------

         SOFTBANK Holdings, SOFTBANK Technology, SOFTBANK, Son, and STV hereby amend and supplement the Statement on Schedule 13D originally filed by the Reporting Persons on May 11, 1998, as amended on June 4, 1998, June 15, 1998 and June 23, 1998 (as amended, the "Statement"), with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of First Virtual Holdings Incorporated, a Delaware corporation (the "Company").

         The descriptions contained in this Statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, which have been filed as exhibits to the Schedule 13D, as amended and supplemented, and incorporated by reference herein. Capitalized terms used, but not defined, herein shall have the meanings ascribed to them in the Statement.


ITEM 1.   SECURITY AND ISSUER.

         The second sentence of Item 1 is hereby amended and restated as follows:

         The principal executive offices of the Company are located at 4104 Sorrento Valley Boulevard, Suite 200, San Diego, California 92121.

 ITEM 4.  PURPOSE OF TRANSACTION.

         The transactions contemplated in the Purchase Agreement, the Supplementary Purchase Agreement, the Option Agreement, the Promissory Note and Stock Purchase Agreement, the Conversion Agreement, the Loan Agreement and the Stock Purchase Agreement (as defined herein) were consummated on June 25, 1998. See Item 5.

         Item 4 is also amended and supplemented by incorporation of the information set forth in Item 6 with respect to the Stock Purchase Agreement and the Assignment Agreement (as defined herein).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated as follows:

         (a) AND (b). SOFTBANK Technology.

         SOFTBANK Technology is the beneficial owner of 9,755,262 shares of Common Stock consisting of (i) 4,583,334 shares of Common Stock that it acquired from the Company pursuant to the Purchase Agreement, (ii) 312,500 shares of Common Stock that it acquired from the Company pursuant to the Supplementary Purchase Agreement, (iii) 2,979,158 shares that it acquired after exercising the Options to purchase Preferred Shares pursuant to the Option Agreement and conversion of such Preferred Shares into shares of Common Stock pursuant to the Conversion Agreement, (iv) 600,000 shares of Common Stock that it acquired from SOFTBANK Holdings upon consummation of the transactions contemplated by the Promissory Note and Stock Purchase Agreement and (v) 1,280,270 shares that it acquired upon conversion of the 50% interest in each of the Promissory Notes assigned to it pursuant to the Assignment Agreement. As a consequence of the consummation of the transactions contemplated by the Purchase Agreement, the Supplementary Purchase Agreement, the Option Agreement, the Assignment Agreement and the Conversion Agreement, SOFTBANK Technology has sole voting power and sole dispositive power with respect to 9,755,262 shares, comprising approximately 31.5% of the Common Stock (based on the number of shares of Common Stock outstanding as of April 30, 1998, as disclosed by the Company in its proxy statement, dated June 4, 1998 (the "Proxy Statement"), and calculated as provided by Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). See Item 6.

         STV.

         As a general partner of SOFTBANK Technology, STV may be deemed to be the beneficial owner of 9,755,262 shares of Common Stock, comprising approximately 31.5% of the Common Stock (based on the number of shares of Common Stock outstanding as of April 30, 1998, as disclosed by the Company in the Proxy Statement, and calculated as provided by Rule 13d-3 under the Exchange Act). As a consequence of the consummation of the transactions contemplated by the Purchase Agreement, the Supplementary Purchase Agreement, the Option Agreement, the Assignment Agreement

------------------------                               ------------------------
CUSIP NO.  337486 10 4                                 PAGE 8 OF 10 PAGES
------------------------                               ------------------------

and the Conversion Agreement, STV will have the sole voting power and sole dispositive power with respect to 9,755,262 shares of Common Stock. See Item 6.

         SOFTBANK Holdings.

         As the sole equityholder of STV, SOFTBANK Holdings may be deemed to be the beneficial owner of 9,755,262 shares of Common Stock and to have sole voting power and sole dispositive power with respect to such shares of Common Stock. In addition, SOFTBANK Holdings is the beneficial owner of (i) 4,583,333 shares of Common Stock that it acquired from the Company pursuant to the Purchase Agreement, (ii) 312,500 shares of Common Stock that it acquired from the Company pursuant to the Supplementary Purchase Agreement, (iii) 2,979,158 shares of Common Stock that it acquired after exercising the Options to Purchase Preferred Shares pursuant to the Option Agreement and conversion of such Preferred Shares into Common Stock pursuant to the Conversion Agreement, (iv) 600,000 shares of Common Stock that it acquired pursuant to the Promissory Note and Stock Purchase Agreement and (v) 1,280,271 shares of Common Stock that it acquired pursuant to the Promissory Note and Stock Purchase Agreement and conversion of the Promissory Notes into Common Stock pursuant to the Conversion Agreement. As a result of the foregoing, SOFTBANK Holdings may be deemed to be the beneficial owner of an aggregate of 19,510,524 shares of Common Stock, comprising approximately 63.1% of the Common Stock (based on the number of shares of Common Stock outstanding as of April 30, 1998, as disclosed by the Company in the Proxy Statement, and calculated as provided by Rule 13d-3 under the Exchange Act), and may be deemed to have sole voting power and sole dispositive power with respect to such shares of Common Stock. See Item 6.

         SOFTBANK; Son.

         As the parent of SOFTBANK Holdings and the direct and indirect owner of an approximate 50% interest of SOFTBANK, respectively, SOFTBANK and Son may each be deemed to be the beneficial owner of an aggregate of 19,510,524 shares of Common Stock, comprising approximately 63.1% of the Common Stock (based on the number of shares of Common Stock outstanding as of April 30,1998, as disclosed by the Company in the Proxy Statement, and calculated as provided by Rule 13d-3 under the Exchange Act) and may be deemed to have sole voting power and sole dispositive power with respect to such shares of Common Stock. See Item 6.

         (c). None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule 1, 2 or 3 hereto, has effected any transactions in the securities of the Company during the past 60 days other than those transactions described in this Statement.

         (d) AND (e). Not applicable.

         Pursuant to the Conversion Agreement, the actual number of shares of Common Stock that were issued upon conversion of the Promissory Notes was equal to (i) the principal amount thereof ($1,200,000) and accrued interest thereon to the date of conversion ($336,324.71) divided by (ii) $0.60.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and supplemented by incorporation of the following:

         SOFTBANK Holdings, SOFTBANK Technology and E*TRADE Group, Inc. ("E*TRADE") entered into a Stock Purchase Agreement, dated as of June 23, 1998 (the "Stock Purchase Agreement"), pursuant to which on June 24, 1998 SOFTBANK Holdings and SOFTBANK Technology sold 416,667 and 416,666 shares of Common Stock, respectively, to E*TRADE for a purchase price of $0.60 per share.

         In connection with the Promissory Notes purchased pursuant to the Promissory Note and Stock Purchase Agreement, SOFTBANK Holdings entered into an Assignment Agreement, dated as of June 24, 1998 (the "Assignment Agreement") (attached hereto as Exhibit M), with SOFTBANK Technology. Under the Assignment Agreement, SOFTBANK Holdings assigned a

------------------------                               ------------------------
CUSIP NO.  337486 10 4                                 PAGE 9 OF 10 PAGES
------------------------                               ------------------------

         50% interest in each Promissory Note purchased by SOFTBANK Holdings pursuant to the Promissory Note and Stock Purchase Agreement, including, without limitation, the right to receive shares of the Company's Common Stock from the Company upon conversion of the principal of, and accrued interest on, the Promissory Notes as provided by the Conversion Agreement.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended and supplemented by the addition of the following:

         Exhibit L  Stock Purchase Agreement,  dated as of June 23, 1998, by and among SOFTBANK Holdings, SOFTBANK Technology and E*TRADE Group, Inc.

         Exhibit M  Assignment  Agreement,  dated as of June 24,  1998,  between
                    SOFTBANK Holdings and SOFTBANK Technology.

------------------------                               ------------------------
CUSIP NO.  337486 10 4                                 PAGE 10 OF 10 PAGES
------------------------                               ------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 1998                            SOFTBANK HOLDINGS INC.


                                         By: /s/ Ronald D. Fisher
                                             ----------------------------------
                                             Name: Ronald D. Fisher
                                             Title:  Vice Chairman


                                         SOFTBANK TECHNOLOGY VENTURES IV L.P.


                                         By: STV IV LLC
                                             Its General Partner


                                             By: /s/ Gary Rieschel
                                                 ------------------------------
                                                 Name: Gary Rieschel
                                                 Title: Executive Managing
                                                         Director


                                         SOFTBANK CORPORATION


                                         By: /s/ Ronald D. Fisher
                                             ----------------------------------
                                             Name: Ronald D. Fisher
                                             Title: Attorney-in-Fact


                                         MASAYOSHI SON


                                         By: /s/ Ronald D. Fisher
                                             ----------------------------------
                                             Name: Ronald D. Fisher
                                             Title: Attorney-in-Fact


                                         STV IV LLC


                                         By: /s/ Gary Rieschel
                                             ----------------------------------
                                             Name: Gary Rieschel
                                             Title: Executive Managing Director